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                              December 13, 2021

       Michael Andretti
       Co-Chief Executive Officer
       Andretti Acquisition Corp.
       7615 Zionsville Road
       Indianapolis, Indiana 46268

                                                        Re: Andretti
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 23,
2021
                                                            File No. 333-254627

       Dear Mr. Andretti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 Filed November 23, 2021

       Summary
       Expression of interest, page 23

   1.                                                   We note your disclosure
on pages 23, 151, and 153 provides that your    sponsor co-
                                                        investor is not
obligated to refrain from redemption with respect to Class A ordinary shares purchased as
part of the units in this offering, if any, or through open market purchases subsequent to
the closing of this offering.    Please reconcile this disclosure with
                                                        your disclosure in
several other areas of the filing that indicate you have entered into an agreement with your
sponsor co-investor, whereby they have agreed to waive their redemption rights for
any "public shares held by them," pursuant to certain circumstances, as described on pages
33, 120-22, 148, and 158. Also, this disclosure differs from the redemption terms you
outline on pages 24 and 160, where you reference the "public
 Michael Andretti
Andretti Acquisition Corp.
December 13, 2021
Page 2
       shares."
2. Clarify whether your sponsor co-investor has expressed an intention to purchase units in this offering, as your disclosure suggests when it refers to the ability to exercise redemption rights in connection with such purchased shares. If so, revise to disclose the intended volume and terms of such purchases.
Risk Factors
General Risk Factors
There has been and may in the future be diversity in the capital structure . . .., page 91

3. We note your risk factor that further statements by the SEC relating to accepted
       accounting of special purpose acquisition companies    could result in
the correction of
       accounting errors in previously issued financial statements. Please tell
us what    accepted
       accounting of special purpose acquisition companies    means and how it
relates to (1) the
       requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. (
U.S. GAAP   ), and
       (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP.
Exhibits

4. We note that you expect to enter into agreements with your sponsor co-investor pursuant to which such sponsor co-investor will agree to purchase Class B ordinary shares immediately prior to the closing of this offering. Please file such agreement as an exhibit to the registration statement.
       Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264
with any other questions.



                                                              Sincerely,
FirstName LastNameMichael Andretti
                                                              Division of
Corporation Finance
Comapany NameAndretti Acquisition Corp.
                                                              Office of Trade &
Services
December 13, 2021 Page 2
cc:       Raphael M. Russo
FirstName LastName